SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   000-51789

NOTIFICATION OF LATE FILING

¨ Form 10-K	¨ Form 11-K	¨ Form 20-F	T Form 10-Q
¨ Form N-SAR

For Period Ended: September 30, 2007

¨ Transition Report on Form 10-K	¨ Transition Report on Form 10-Q
¨ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________________________________________________
________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	U.S. Energy Initiatives Corporation
Former name if applicable	Hybrid Fuel Systems, Inc.
Address of principal executive office	12812 Dupont Circle
City, state and zip code	Tampa, Florida 33626

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB.  The Company’s Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philip M. Rappa	(813)	287 - 5787
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended September 30, 2006, the registrant had revenues of approximately $456,126 and a net loss of approximately $(2,281,659).  For the three months ended September 30, 2007, the registrant currently estimates that it had revenues of approximately $177,640 and a net loss of approximately $(1,567,519).  Results for the three months ended September 30, 2007 remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

U.S. Energy Initiatives Corporation
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2007	By:	/s/ Philip M. Rappa
Philip M. Rappa
Chief Executive Officer